SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                        CONSTELLATION ENERGY GROUP, INC.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210371100
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                       MidAmerican Energy Holdings Company
                            Attn: Douglas L. Anderson
                              1111 South 103 Street
                                    7th Floor
                              Omaha, NE 68124-1000
                                 (402) 231-1642
     ---------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 Peter J. Hanlon
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 17, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 210371100
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

            MIDAMERICAN ENERGY HOLDINGS COMPANY
            94-2213782
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [x]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    19,897,322  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,897,322  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            19,897,322  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 210371100
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

            MEHC INVESTMENT, INC.
            03-0397929
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [x]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            South Dakota
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    19,897,322  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,897,322  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            19,897,322  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer"), with principal executive offices at 100 Constellation Way, Baltimore, Maryland 21202.

Item 2. Identity and Background

     This statement on Schedule 13D is filed on behalf of MidAmerican Energy Holdings Company, an Iowa corporation ("MEHC"), and MEHC Investment, Inc., a South Dakota corporation and a wholly owned subsidiary of MEHC ("MEHC Investment" and, together with MEHC, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement between the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and is incorporated herein by reference in its entirety. The address of the principal business office of MEHC is 666 Grand Avenue, Suite 500, Des Moines, Iowa 50309-2580, and of MEHC Investment is 335 Sioux Point Road, Suite 100, Dakota Dunes, SD 57049.

     The principal business of MEHC is to serve as a holding company that owns subsidiaries that are principally engaged in energy businesses. The principal business of MEHC Investment is to hold investments made from time to time. As of the close of business on December 16, 2008, Berkshire Hathaway Inc. ("Berkshire") owned 88.2% of the voting common stock of MEHC. The address of the principal business office of Berkshire is 1440 Kiewit Plaza, Omaha, Nebraska 68131. The principal business of Berkshire is to serve as a holding company that owns subsidiaries engaged in a number of diverse business activities including property and casualty insurance and reinsurance, utilities and energy, finance, manufacturing, services and retailing. The names, business addresses, citizenships and present principal occupations or employment of each executive officer and director of each of the Reporting Persons and Berkshire are set forth on Annex A hereto.

     During the last five years, neither of the Reporting Persons nor, to the best knowledge of any Reporting Person, any person named in this Item 2 or Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On September 19, 2008, the Issuer entered into: (i) an Agreement and Plan of Merger (the "Merger Agreement") with MEHC and MEHC Merger Sub Inc., a Maryland corporation and a wholly owned subsidiary of MEHC ("Merger Sub"), providing for the merger of Merger Sub with and into the Issuer; and (ii) a Stock Purchase Agreement (the "Stock Purchase Agreement") with MEHC providing for the private placement of 10,000 shares of Series A Convertible Preferred Stock of the Issuer (the "Series A Preferred Stock") for an aggregate cash purchase price of $1 billion. The 10,000 shares of Series A Preferred Stock were issued and sold to MEHC Investment on September 22, 2008 pursuant to the terms of the Stock Purchase Agreement and of certain articles supplementary (the "Articles Supplementary"), filed with the department of assessment and taxation of the State of Maryland (the "State of Maryland") on September 22, 2008, that designates certain preferences, conversion and other rights, and the terms and conditions of redemption of the Series A Preferred Stock. MEHC assigned its right to purchase the Series A Preferred Stock to MEHC Investment pursuant to an Assignment and Assumption of Certain Rights Under Stock Purchase Agreement (the "Assignment Agreement") by and between MEHC and MEHC Investment, dated September 22, 2008.

     Funds for MEHC Investment's purchase of the Series A Preferred Stock were derived from a $1 billion contribution to MEHC Investment by MEHC. MEHC funded its $1 billion contribution to MEHC Investment through the issuance and sale to various insurance and finance subsidiaries of Berkshire (collectively, the "Trust Securities Purchasers") of $1 billion in aggregate principal amount (liquidation value) of 11% Trust Preferred Securities (the "Trust Securities") issued by a statutory business trust (the "Trust") formed and wholly owned by MEHC. The Trust exists for the sole purpose of issuing the Trust Securities and investing the proceeds in $1 billion of MEHC's 11% Convertible Junior Subordinated Debenture due 2015 (the "Debenture"). The principal amount of the Debenture is repayable by MEHC in five equal annual installments, commencing on August 15, 2011, and the Trust will apply the proceeds of such repayments to redeem an equivalent amount of Trust Securities. MEHC contributed to MEHC Investment the proceeds received upon the sale of the Debenture, which proceeds MEHC Investment then used to purchase the Series A Preferred Stock from the Issuer. On December 19, 2008, MEHC redeemed $500 million in aggregate principal amount of the Debenture and the Trust used the proceeds of such redemption to redeem $500 million in aggregate liquidation value of the Trust Securities from one of the Trust Securities Purchasers.

     On December 17, 2008, pursuant to the terms of the Articles Supplementary and the Termination Agreement (as defined below), and as described more fully below, the 10,000 shares of Series A Preferred Stock held by MEHC Investment were converted upon surrender into, among other things, the 19,897,322 shares of Common Stock reported herein, without payment of additional consideration.

     The foregoing descriptions of the Merger Agreement, the Stock Purchase Agreement, the Articles Supplementary and the Assignment Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Stock Purchase Agreement, the Articles Supplementary and the Assignment Agreement, which are incorporated by reference into this Schedule 13D as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction

     The purpose of the purchase of the Series A Preferred Stock described in
Item 3 of this Schedule 13D was to provide the Issuer with immediately available funds to address its urgent liquidity needs in exchange for an equity interest in the Issuer. As described in Item 3, on December 17, 2008, the Series A Preferred Stock was converted upon surrender into, among other things, the 19,897,322 shares of Common Stock reported herein, without payment of additional consideration.

     In connection with the transactions described in Item 3 of this Schedule 13D and as provided in the Articles Supplementary and the Investor Rights Agreement, as a result of the conversion of the Series A Preferred Stock into the shares of Common Stock reported herein, and for so long as the number of shares of Common Stock beneficially owned by MEHC and its affiliates is not less than 9,948,661, MEHC has the right to nominate one individual to the Board of Directors of the Issuer (the "Board"). The Board must cause the Company to include such nominee in the slate of nominees recommended by the Board for election at the 2009 annual meeting of stockholders of the Issuer and for reelection at every meeting thereafter and must use all commercially reasonable efforts to cause the election of such nominee, including soliciting proxies in favor of his or her election. If MEHC does not exercise such nomination right, it may appoint a board observer who has the right to attend and participate in all meetings of, and receive all materials distributed to, the Board (subject to customary exceptions), but is not entitled to vote at meetings of the Board or any committees thereof. As of the date of this Schedule 13D, MEHC has not exercised its right to appoint a director or a board observer, but may do so in the future.

     Except as contemplated by the Merger Agreement, the Articles Supplementary and/or the Investor Rights Agreement (as described below) or as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and, from time to time, the Reporting Persons and their affiliates may develop plans or proposals, and/or engage in discussions with the Issuer or others regarding the matters described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. Depending upon various factors, including the Issuer's financial position and strategic direction, the price levels of its Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional shares of Common Stock or any of the Issuer's other equity securities or debt securities in open market transactions, block trades, private transactions, negotiated transactions or other purchase transactions, and/or selling any or all of the shares of Common Stock or any of the Issuer's other equity securities or debt securities owned by them in open market transactions, block trades, private transactions, negotiated transactions or other sale transactions, in each case depending upon price, market conditions, availability of funds, evaluation of alternate investments, legal constraints, and other factors. In furtherance of the foregoing sales or purchases, the Reporting Persons also reserve the right to engage in short sales, purchases or sales of put, call or other types of options, forward delivery contracts, swaps, hedging transactions, loans or pledges of shares and other pledge transactions, any combination of methods of sale or purchase and any other sale or purchase methods permitted under applicable law. The Reporting Persons may at any time change their intention with respect to any or all of the matters described in this Item 4.

     The foregoing descriptions of the Articles Supplementary and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Articles Supplementary and the Investor Rights Agreement, which are incorporated herein to this Schedule 13D as Exhibits 99.4 and 99.6, respectively, and are incorporated by reference in their entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

     (a) As of December 17, 2008, the Reporting Persons beneficially own an aggregate of 19,897,332 shares of Common Stock, constituting approximately 9.99% of the outstanding shares of Common Stock. Neither the Reporting Persons nor, to the knowledge of the Reporting

Persons, any other person named in Item 2 or Annex A of this Schedule 13D, owns any shares of the Issuer other than as set forth herein.

     (b) Each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 19,897,322 shares of Common Stock.

     (c) Except as described above in Items 3 and 6, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Item 2 or Annex A of this Schedule 13D, during the past 60 days.

     (d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Merger Agreement. On September 19, 2008, the Issuer entered into the Merger Agreement with MEHC and Merger Sub. The Merger Agreement provided for the merger (the "Merger") of Merger Sub with and into the Issuer on the terms and subject to the conditions set forth in the Merger Agreement, with the Issuer continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of MEHC. As is more fully described below, the Merger Agreement was terminated on December 17, 2008.

     The Termination Agreement. On December 17, 2008, MEHC, MEHC Investment, Merger Sub, the Issuer, CER Generation II, LLC, Constellation Power Source Generation, Inc., and Electricite de France International, SA, a societe anonyme organized under the laws of France ("EDFI"), entered into a Termination Agreement (the "Termination Agreement") pursuant to which, among other things, the Issuer, MEHC and Merger Sub mutually agreed to terminate the Merger Agreement and the transactions contemplated thereby, including the Merger. The Termination Agreement also terminated two Put Agreements, both dated as of November 6, 2008, by and between MEHC, the Issuer and certain subsidiaries of the Issuer, covering assets totaling $350 million, and certain other agreements relating to the Merger Agreement and the Put Agreements among the Issuer, MEHC and their respective subsidiaries. In connection with the termination of the Merger Agreement and the conversion of the Series A Preferred Stock, the Issuer has (i) paid MEHC a termination fee of $175 million, (ii) paid MEHC Investments an aggregate of approximately $435 million, representing a payment of approximately $17 million of accrued dividends on the Series A Preferred Stock and a cash payout of approximately $418 million in lieu of the number of shares of Common Stock (valued at $26.50 per share) that were due to MEHC Investment on the conversion of its shares of Series A Preferred Stock but that could not be issued to MEHC Investment due to regulatory limitations, (iii) caused its transfer agent to issue and deliver to MEHC Investment the 19,897,322 shares of Common Stock reported herein; and (iv) delivered to MEHC Investment its 14% Senior Notes (as defined below) in the aggregate principal amount of $1.0 billion.

     The Side Letter. On December 17, 2008, in connection with the execution and delivery of the Termination Agreement, the Issuer also entered into a Letter Agreement with MEHC, Merger Sub and MEHC Investment (the "Letter Agreement"), pursuant to which the Issuer agreed to indemnify MEHC, Merger Sub, MEHC Investment and certain of their respective affiliates against liabilities arising out of or related to the Termination Agreement and various other agreements between the Issuer and MEHC (and its affiliates), including those that were terminated pursuant to the Termination Agreement.

     The Stock Purchase Agreement. On September 19, 2008, the Issuer entered into the Stock Purchase Agreement (defined in Item 3) with MEHC providing for the private placement of the 10,000 shares of Series A Preferred Stock. The parties and MEHC Investment completed the investment on September 22, 2008, immediately following acceptance by the State of Maryland of the Articles Supplementary.

     The Assignment Agreement. On September 22, 2008, MEHC and MEHC Investment entered into the Assignment Agreement, providing for the assignment by MEHC to MEHC Investment of MEHC's right to purchase the Series A Preferred Stock.

     Articles Supplementary. The Issuer filed the Articles Supplementary with the State of Maryland on September 22, 2008. Under the Articles Supplementary, upon the occurrence of a conversion event (as described below), the Issuer is obligated to convert upon surrender the 10,000 shares of Series A Preferred Stock held by MEHC Investment into 35,679,215 shares of Common Stock, subject to certain adjustments, and $1 billion aggregate principal amount of 14% Senior Notes. The "conversion events" under the Articles Supplementary include, among other things, the termination of the Merger Agreement. In the event the Issuer has not received all regulatory approvals required for the issuance of the shares of Common Stock due to MEHC Investment upon conversion of its shares of Series A Preferred Stock, the Issuer must make a cash payment to MEHC Investment in lieu of the issuance of the shares of Common Stock that are otherwise due to MEHC Investment. Concurrently with the termination of the Merger Agreement on December 17, 2008, the 10,000 shares of Series A Preferred Stock held by MEHC Investment were converted upon surrender into the 19,897,322 shares of Common Stock reported herein, $1 billion aggregate principal amount of the 14% Senior Notes, and the right to receive an aggregate cash payment of approximately $435 million.

     Investor Rights Agreement. In connection with entering into the Stock Purchase Agreement, the Issuer and MEHC entered into that certain Investor Rights Agreement, dated as of September 19, 2008, by and between the Issuer and MEHC (the "Investor Rights Agreement"). Under the Investor Rights Agreement, the shares of Common Stock reported herein, the 14% Senior Notes, any other shares of Constellation Common Stock acquired by MEHC and any Common Stock issued as a dividend or other distribution in respect of the foregoing securities (collectively, the "Registrable Securities") are subject to certain registration rights. Under the Investor Rights Agreement, the Issuer has agreed to two demand registration rights by MEHC and unlimited piggy-back registration rights. In connection with such registration rights, the Issuer has agreed to file a registration statement with the U.S. Securities and Exchange Commission within 60 days after receiving notice from MEHC requesting that the Issuer file a registration statement covering Registrable Securities having an aggregate price to the public (net of any underwriter's discounts or commissions) greater than $25 million. The Issuer will pay all expenses incurred in connection with any such registration, except for underwriting discounts and commissions. The registration rights terminate after the earlier of (i) three years following the consummation of the sale of securities pursuant to a registration statement filed by the Issuer in connection with the initial firm commitment underwritten offering of its securities to the general public or (ii) as to any holder, such time at which all Registrable Securities held by such holder can be sold in any 90 day period without registration in compliance with Rule 144. Pursuant to the terms of the Termination Agreement, the Issuer has filed on December 17, 2008 a prospectus supplement to its shelf registration statement covering the resale of the shares of Common Stock reported herein.

     The 14% Senior Notes. The 14% Senior Notes (the "14% Senior Notes") were issued by the Issuer to MEHC Investment on December 17, 2008 in an aggregate principal amount of $1 billion and will accrue interest at a rate of 14% per annum, payable monthly in cash. If an event of default (as defined in the 14% Senior Notes) has occurred and is continuing, interest will accrue at a rate of 17% per annum. The 14% Senior Notes mature and become due and payable on December 31, 2009.

     Pursuant to the 14% Senior Notes, the Issuer is subject to certain affirmative covenants relating to the payment of its obligations, the conduct of its business and corporate existence, maintenance of its property and insurance and the inspection of its books and records. In addition, the Issuer is subject to certain negative covenants relating to limitations on: indebtedness of the Issuer and its subsidiaries; incurring certain liens; engaging in certain fundamental changes of the Issuer; the sale of assets; certain types of restricted payments; investments, loans and advances; acquisitions and transactions with affiliates; optional payments and modifications to debt instruments; and the issuance of capital stock. Upon an event of default, the holders may declare the 14% Senior Notes due and payable; provided, however, that upon an event of default relating to bankruptcy or insolvency, the 14% Senior Notes will automatically become due and payable. A change of control (as defined in the 14% Senior Notes) of the Issuer is an event of default for purposes of the 14% Senior Notes. Upon the 14% Senior Notes being declared due and payable following such a change of control, the Issuer shall be required to make an additional payment of 1.0% of the outstanding principal balance of the 14% Senior Notes at the time of such change of control, in addition to the Issuer's other obligations payable thereunder.

     The foregoing descriptions of the Merger Agreement, the Stock Purchase Agreement, the Articles Supplementary, the Assignment Agreement, the Investor Rights Agreement, the 14% Senior Notes, the Termination Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Stock Purchase Agreement, the Articles Supplementary, the Investor Rights Agreement, the Form of 14% Senior Notes, the Termination Agreement and the Letter Agreement, which are incorporated by reference into this Schedule 13D as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7,
99.8 and 99.9, respectively, and are incorporated by reference in their entirety into this Item 6.

     Except for the Merger Agreement, the Stock Purchase Agreement, the Articles Supplementary, the Assignment Agreement, the Investor Rights Agreement, the 14% Senior Notes, the Termination Agreement and the Letter Agreement and except as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships as of the date hereof among the persons named in
Item 2 or Annex A or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit        Description
-------        -----------

99.1 Joint Filing Agreement by and between MidAmerican Energy Holdings Company and MEHC Investment, Inc., dated December 29, 2008
99.2           Agreement and Plan of Merger by and among Constellation Energy
               Group, Inc.,

               MidAmerican Energy Holdings Company and MEHC Merger Sub Inc, dated September 19, 2008 (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated September 19, 2008 and filed with the Commission on September 22, 2008 and incorporated herein by reference)
99.3 Stock Purchase Agreement by and between Constellation Energy Group, Inc. and MidAmerican Energy Holdings Company, dated September 19, 2008 (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated September 19, 2008 and filed with the Commission on September 22, 2008 and incorporated herein by reference)
99.4 Articles Supplementary, Series A Convertible Preferred Stock of Constellation Energy Group, Inc., dated September 19, 2008 (filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K dated September 19, 2008 and filed with the Commission on September 22, 2008 and incorporated herein by reference)
99.5 Form of Assignment and Assumption of Certain Rights Under Stock Purchase Agreement by and between MidAmerican Energy Holdings Company and MEHC Investment, Inc., dated September 22, 2008.
99.6 Investor Rights Agreement by and between Constellation Energy Group, Inc. and MidAmerican Energy Holdings Company, dated September 19, 2008 (filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K dated September 19, 2008 and filed with the Commission on September 22, 2008 and incorporated herein by reference)
99.7 Form of Promissory Note to be Issued to MidAmerican Energy Holdings Company (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K dated September 19, 2008 and filed with the Commission on September 22, 2008 and incorporated herein by reference)
99.8 Termination Agreement, dated December 17, 2008, by and among MidAmerican Energy Holdings Company, MEHC Investment, Inc., MEHC Merger Sub Inc., Constellation Energy Group, Inc., CER Generation II, LLC, Constellation Power Source Generation, Inc. and Electricite De France International, SA. (filed as Exhibit 2.1 to MEHC's Current Report on Form 8-K dated December 17, 2008 and filed with the Commission on December 17, 2008 and incorporated herein by reference)
99.9 Letter Agreement, dated December 17, 2008, by and among Constellation Energy Group, Inc., MidAmerican Energy Holdings Company, MEHC Merger Sub Inc. and MEHC Investment, Inc. (filed as
               Exhibit 99.1 to MEHC's Current Report on Form 8-K dated December 17, 2008 and filed with the Commission on December 17, 2008 and incorporated herein by reference)

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct

Dated:  December 29, 2008


                                   MidAmerican Energy Holdings Company




                                   By: /s/ Douglas L. Anderson
                                      ------------------------------------------
                                        Name:   Douglas L. Anderson
                                        Title:  Senior Vice President, General
                                                Counsel and Corporate Secretary



                                   MEHC Investment, Inc.




                                   By: /s/ Douglas L. Anderson
                                      ------------------------------------------
                                        Name:   Douglas L. Anderson
                                        Title:  Vice President and Secretary

                                     ANNEX A
The name, business address and present principal occupation or employment of each of the directors and executive officers of MidAmerican Energy Holdings Company, MEHC Investment, Inc. and Berkshire Hathaway Inc. are listed below. The business address for each executive officer of MidAmerican Energy Holdings Company and MEHC Investment, Inc. is c/o MidAmerican Energy Holdings Company, 666 Grand Avenue, Suite 500, Des Moines, Iowa 50309-2580, except as otherwise shown below. The business address for each executive officer of Berkshire Hathaway Inc. is c/o Berkshire Hathaway Inc., 1440 Kiewit Plaza, Omaha, Nebraska 68131. Except as indicated below, each person is a citizen of the United States of America.


                               Executive Officers of MidAmerican Energy Holdings Company

------------------------ ----------------------------------------- ---------------------------------------------------
NAME                     BUSINESS ADDRESS                          PRINCIPAL OCCUPATION
----                     ----------------                          --------------------
------------------------ ----------------------------------------- ---------------------------------------------------
David L. Sokol           c/o MidAmerican Energy Holdings           Chairman of the Board of Directors of MidAmerican
                         Company, 302 South 36th Street, Suite     Energy Holdings Company
                         400, Omaha, NE  68131
------------------------ ----------------------------------------- ---------------------------------------------------
Gregory E. Abel*         c/o MidAmerican Energy Holdings           President and Chief Executive Officer of
                         Company, 666 Grand Avenue, Suite 500,     MidAmerican Energy Holdings Company
                         Des Moines, Iowa 50309-2580
------------------------ ----------------------------------------- ---------------------------------------------------
Patrick J. Goodman       c/o MidAmerican Energy Holdings           Senior Vice President and Chief Financial Officer
                         Company, 666 Grand Avenue, Suite 500,     of MidAmerican Energy Holdings Company
                         Des Moines, Iowa 50309-2580
------------------------ ----------------------------------------- ---------------------------------------------------
Douglas L. Anderson      c/o MidAmerican Energy Holdings           Senior Vice President, General Counsel and
                         Company, 1111 South 103 Street, 7th       Corporate Secretary of MidAmerican Energy
                         Floor, Omaha, NE 68124-1000               Holdings Company
------------------------ ----------------------------------------- ---------------------------------------------------
Maureen E. Sammon        c/o MidAmerican Energy Holdings           Senior Vice President and Chief Administrative
                         Company, 666 Grand Avenue, Suite 500,     Officer of MidAmerican Energy Holdings Company
                         Des Moines, Iowa 50309-2580
------------------------ ----------------------------------------- ---------------------------------------------------

                                   Directors of MidAmerican Energy Holdings Company
------------------------------- ----------------------------------------- -------------------------------------------
             NAME                           BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
             ----                           ----------------                         --------------------
------------------------------- ----------------------------------------- -------------------------------------------
Warren E. Buffett               c/o Berkshire Hathaway Inc., 1440         Chairman of the Board of Directors and
                                Kiewit Plaza, Omaha, Nebraska 68131       Chief Executive Officer of Berkshire
                                                                          Hathaway Inc.
------------------------------- ----------------------------------------- -------------------------------------------
Walter Scott, Jr.               c/o Berkshire Hathaway Inc., 1440         Chairman of the Board of Directors of
                                Kiewit Plaza, Omaha,                      Level 3
------------------------------- ----------------------------------------- -------------------------------------------

---------------------------------------

* Gregory E. Abel is a Canadian citizen but has been a permanent resident of the United States since April 2002. He resides in Des Moines, Iowa and maintains his primary offices in the same location.


                                                          12




------------------------------- ----------------------------------------- -------------------------------------------
                                Nebraska 6813                             Communications, Inc.
------------------------------- ----------------------------------------- -------------------------------------------
Marc D. Hamburg                 c/o Berkshire Hathaway Inc., 1440         Vice President, Chief Financial Officer
                                Kiewit Plaza, Omaha, Nebraska 68131       and Treasurer of Berkshire Hathaway Inc.
------------------------------- ----------------------------------------- -------------------------------------------
David L. Sokol                  c/o MidAmerican Energy Holdings           Chairman of the Board of Directors of
                                Company, 302 South 36th Street, Suite     MidAmerican Energy Holdings Company
                                400, Omaha, NE  68131
------------------------------- ----------------------------------------- -------------------------------------------
Gregory E. Abel                 c/o MidAmerican Energy Holdings           President and Chief Executive Officer of
                                Company, 666 Grand Avenue, Suite 500,     MidAmerican Energy Holdings Company
                                Des Moines, Iowa 50309-2580
------------------------------- ----------------------------------------- -------------------------------------------

                                      Executive Officers of MEHC Investment, Inc.
------------------------ --------------------------------------------------- -----------------------------------------
NAME                     BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----                     ----------------                                    --------------------
------------------------ --------------------------------------------------- -----------------------------------------
Douglas L. Anderson      c/o MidAmerican Energy Holdings Company, 1111       Senior Vice President, General Counsel
                         South 103 Street, 7th Floor, Omaha, NE 68124-1000   and Corporate Secretary of MidAmerican
                                                                             Energy Holdings Company
------------------------ --------------------------------------------------- -----------------------------------------
Patrick J. Goodman       c/o MidAmerican Energy Holdings Company, 666        Senior Vice President and Chief
                         Grand Avenue, Suite 500, Des Moines, Iowa           Financial Officer of MidAmerican Energy
                         50309-2580                                          Holdings Company
------------------------ --------------------------------------------------- -----------------------------------------
Dennis H. Melstad        335 Sioux Point Road, Suite 100                     President of Dakota Dunes Development
                         Dakota Dunes, SD  57049                             Company
------------------------ --------------------------------------------------- -----------------------------------------

                                           Directors of MEHC Investment, Inc.
------------------------ --------------------------------------------------- -----------------------------------------
NAME                     BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----                     ----------------                                    --------------------
------------------------ --------------------------------------------------- -----------------------------------------
Douglas L. Anderson      c/o MidAmerican Energy Holdings Company, 1111       Senior Vice President, General Counsel
                         South 103 Street, 7th Floor, Omaha, NE 68124-1000   and Corporate Secretary of MidAmerican
                                                                             Energy Holdings Company
------------------------ --------------------------------------------------- -----------------------------------------
Patrick J. Goodman       c/o MidAmerican Energy Holdings Company, 666        Senior Vice President and Chief
                         Grand Avenue, Suite 500, Des Moines, Iowa           Financial Officer of MidAmerican Energy
                         50309-2580                                          Holdings Company
------------------------ --------------------------------------------------- -----------------------------------------

                                     Executive Officers of Berkshire Hathaway Inc.
------------------------ ----------------------------------------- ---------------------------------------------------
NAME                     BUSINESS ADDRESS                          PRINCIPAL OCCUPATION
----                     ----------------                          --------------------
------------------------ ----------------------------------------- ---------------------------------------------------
Warren E. Buffett        c/o Berkshire Hathaway Inc., 1440         Chairman of Board of Directors and Chief
                         Kiewit Plaza, Omaha, Nebraska 68131       Executive Officer of Berkshire Hathaway Inc.
------------------------ ----------------------------------------- ---------------------------------------------------
Marc D. Hamburg          c/o Berkshire Hathaway Inc., 1440         Vice President, Chief Financial Officer and
                         Kiewit Plaza, Omaha, Nebraska 68131       Treasurer of Berkshire Hathaway Inc.
------------------------ ----------------------------------------- ---------------------------------------------------


                                                          13




------------------------ ----------------------------------------- ---------------------------------------------------
Charles T. Munger        c/o Berkshire Hathaway Inc., 1440         Vice Chairman of Board of Directors of Berkshire
                         Kiewit Plaza, Omaha, Nebraska 68131       Hathaway Inc.
------------------------ ----------------------------------------- ---------------------------------------------------

                                         Directors of Berkshire Hathaway Inc.
------------------------------- ----------------------------------------- -------------------------------------------
             NAME                           BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
             ----                           ----------------                         --------------------
------------------------------- ----------------------------------------- -------------------------------------------
Warren E. Buffett               c/o Berkshire Hathaway Inc., 1440         Chief Executive Officer of Berkshire
                                Kiewit Plaza, Omaha, Nebraska 68131       Hathaway Inc.
------------------------------- ----------------------------------------- -------------------------------------------
Howard G. Buffett               c/o Howard G. Buffett Foundation, 158     President of Howard G. Buffett Foundation
                                W. Prairie Ave., Ste. 107, Decatur, IL
                                62523-1442
------------------------------- ----------------------------------------- -------------------------------------------
Susan L. Decker                 c/o Yahoo Inc., 701 1st Ave.,             President of Yahoo! Inc.
                                Sunnyvale, CA 94089
------------------------------- ----------------------------------------- -------------------------------------------
William H. Gates III            c/o Microsoft Corporation, 1 Microsoft    Chairman of the Board of Directors of
                                Way, Redmond, WA 98052-6399               Microsoft Corporation
------------------------------- ----------------------------------------- -------------------------------------------
David S. Gottesman              c/o First Manhattan Co., 437 Madison      Principal of First Manhattan Co.
                                Avenue, New York,  NY  10022
------------------------------- ----------------------------------------- -------------------------------------------
Charlotte Guyman                c/o Berkshire Hathaway Inc., 1440         Retired
                                Kiewit Plaza, Omaha, Nebraska 68131
------------------------------- ----------------------------------------- -------------------------------------------
Donald R. Keough                c/o Allen & Company                       Chairman of Allen & Company
                                711 5th Ave., 9th Fl., New York, NY
                                10022
------------------------------- ----------------------------------------- -------------------------------------------
Charles T. Munger               c/o Berkshire Hathaway Inc., 1440         Vice Chairman of Board of Directors of
                                Kiewit Plaza, Omaha, Nebraska 68131       Berkshire Hathaway Inc.
------------------------------- ----------------------------------------- -------------------------------------------
Thomas S. Murphy                c/o Berkshire Hathaway Inc., 1440         Retired
                                Kiewit Plaza, Omaha, Nebraska 68131
------------------------------- ----------------------------------------- -------------------------------------------
Ronald L. Olson                 355 South Grand Avenue                    Partner of Munger, Tolles & Olson LLP
                                35th Floor, Los Angeles, California
                                90071-1560
------------------------------- ----------------------------------------- -------------------------------------------
Walter Scott, Jr.               c/o Berkshire Hathaway Inc., 1440         Chairman of the Board of Directors of
                                Kiewit Plaza, Omaha, Nebraska 68131       Level 3 Communications, Inc.
------------------------------- ----------------------------------------- -------------------------------------------


                                                          14